UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 23, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Fitch has affirmed TIM S.A.’s National Long-Term Rating at ‘AAA(bra)’; Outlook Stable.

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), informs its shareholders, the market in general and other interested parties that, on this date, the credit rating agency Fitch Ratings (“Fitch”) has affirmed to the Company the National Long-Term Rating at ‘AAA(bra)’, with a Stable Outlook.

In Fitch's view, TIM's rating reflects its strong business profile, supported by its relevant participation in the mobile telephony sector, as well as the Company’s conservative financial metrics, with reduced financial leverage and robust liquidity position. The analysis also incorporates the expectation that TIM will report solid pre-dividend free cash flow over the next five years, supported by growth in its post-paid customer base and average revenue per user (ARPU).

The Stable Outlook is based on Fitch's projection that net leverage will remain below 1.0x and TIM's operating cash flows remains solid, enabling strong dividend distributions to service TIM Brasil's debenture.

The original Fitch’s note is available for access here.

Rio de Janeiro, October 23rd, 2024.

TIM S.A.
Alberto Mario Griselli Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 23, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer